UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[x]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Great Eastern Holdings Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Singapore
(Jurisdiction of Subject Company's Incorporation or Organization)

Oversea-Chinese Banking Corporation Limited
(Name of Person(s) Furnishing Form)

Ordinary shares of S$0.50 each in the share capital of Great Eastern Holdings Limited
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Elizabeth Teoh, Group Company Secretary,
c/o Great Eastern Holdings Limited,
1 Pickering Street, #16-01, Great Eastern Centre,
Singapore 048659
(+65) 6248 2750
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 17, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following disclosure documents are attached to this Form CB as exhibits, and are hereby incorporated by reference.

Exhibit number	Description
1*	Offer Document ("Offer Document") dated 17 May 2004
2*	Form of Acceptance and Authorisation
3*	Form of Acceptance and Transfer
4**	Letter to shareholders of Great Eastern Holdings Limited dated 25 May 2004
5***	Letter to shareholders of Great Eastern Holdings Limited dated 7 June 2004
6	Letter to shareholders of Great Eastern Holdings Limited dated 17 June 2004

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer Document and in the letters addressed to shareholders of Great Eastern Holdings Limited dated 25 May 2004, 7 June 2004 and 17 June 2004.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) N/A.

(2) No documents are incorporated by reference in the Home Jurisdiction Document.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Oversea-Chinese Banking Corporation Limited with the Securities and Exchange Commission on May 18, 2004.

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* Incorporated by reference as furnished to the Securities and Exchange Commission as an exhibit to Form CB dated May 17, 2004.

** Incorporated by reference as furnished to the Securities and Exchange Commission as an exhibit to Form CB dated May 25, 2004.

*** Incorporated by reference as furnished to the Securities and Exchange Commission as an exhibit to Form CB dated June 7, 2004.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Soon Tit Koon, Chief Financial Officer

(Name and Title)

June 17, 2004

(Date)